Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and will file further amendments thereto in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2005 and Inco's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

Sandra Scott Director, Investor Relations, Inco

Inco announces revised offer for Falconbridge conference call and webcast

News release www.inco.com www.falconbridge.com Investor Relations Inco: 416-361-7670 Falconbridge: 416-982-7337

Housekeeping items Members of public on webcast on a live, listen only basis News media on conference call will be invited to ask questions following questions from analysts and investors

"This presentation includes certain exploration results. These results and any related mineral reserve and mineral resource estimates, as may be included in Inco Limited's Annual Report to Shareholders and Annual Report on Form 10-K for year ended December 31, 2005, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and 2005 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2005 Annual Report to Shareholders and Annual Report on Form 10-K".

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

Conference Call/Webcast Scott Hand - Chairman & Chief Executive Officer Peter C. Jones - President & Chief Operating Officer Bob Davies - Executive Vice-President & Chief Financial Officer Simon Fish - Executive Vice-President, General Counsel & Secretary Peter Goudie - Executive Vice-President, Marketing Inco Derek Pannell - Chief Executive Officer Aaron Regent - President Steve Douglas - Executive Vice-President & Chief Financial Officer Denis Couture - Senior Vice-President, Investor Relations, Communications & Public Affairs Falconbridge

Scott Hand Chairman and Chief Executive Officer, Inco

Transaction summary Fully-diluted basis Inco's revised friendly takeover offer for Falconbridge Consideration assuming proration: Cdn$7.50 + 0.524 Inco share Cdn$12.50 + 0.524 Inco share Aggregate: Cash: Cdn$2.87 billion Cash: Cdn$4.8 billion Stock: 200.7 million shares Stock: 200.7 million shares Ownership(1): Inco 54%/Falconbridge 46% Inco 53%/Falconbridge 47% Offer expiry: June 30, 2006 June 30, 2006 Break fee: US$320 million US$450 million October 11, 2005 May 13, 2006

Inherent value of an Inco/Falconbridge combination Great company: great operations, great assets, great growth properties + Focus on two of the best metals around - nickel and copper + Significant value creation in joining of operations in the Sudbury basin = Great near- and long-term value

Why have we increased our offer by Cdn$5 per share? Q1/05 Q1/06 East 451 668 Falconbridge's cash flow from operations, before changes in working capital* ($ millions) *After changes in working capital Q1/05 Q1/06 Enhanced value reflected in Falconbridge's strong cash generation

Immediate significant cash flow accretion Cash flow1 Earnings1 Significantly accretive year one Accretive year one Net asset value2 New Inco Accretive Based on May 12, 2006 First Call consensus mean estimates Using Inco's estimates of long-term metals prices We expect to retain our investment grade credit rating

This is the right deal with the right company

Source: Bloomberg. London Metal Exchange (LME) Prices. Relative Commodity Price Performance With higher metal prices...

....Falconbridge's cash flow has soared Q1/05 Q1/06 East 451 668 Cash flow from operations, before changes in working capital ($ millions) Q1/05 Q1/06 Cash flow used to delever balance sheet by over $750 million since initial offer was made

Why acquisition of Falconbridge is the best and most value creating opportunity for Inco and our shareholders? Creating company with nickel leadership position and strong position in copper Both partners bring tremendous growth options Financial strength to achieve objectives Potential for multiple expansion Deliver value through unique synergies in Sudbury Basin

? ? ? Leading nickel and strong copper positions Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position At forefront of technological capability in our industry ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

2005 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb Note: Brook Hunt 2005 forecasts adjusted to reflect most recent Inco estimates for 2005 production by producer. 2005 actual Currency foreign exchange, fuel and metals prices have been used where available. Note: Production costs are weighted average of company operations for own mine source only - do not include purchased feed. Low-cost, world-class nickel and copper operations: cost position poised to get even better CurveDataPoints COST MineName 0 -1120.778 Bar 1.005869 -1120.778 Minera Atacocha 2.011738 -1120.778 Minera Atacocha 2.011738 0 2.011738 -861.4712 4.344721 -861.4712 Zinifex 6.677704 -861.4712 Zinifex 6.677704 0 6.677704 -792.3552 7.856054 -792.3552 Minera Volcan 9.034405 -792.3552 Minera Volcan 9.034405 0 9.034405 -414.9306 10.49848 -414.9306 Minera Colquisiri 11.96255 -414.9306 Minera Colquisiri 11.96255 0 11.96255 -351.9665 13.89112 -351.9665 Kagara Zinc 15.81968 -351.9665 Kagara Zinc 15.81968 0 15.81968 -322.4792 17.0894 -322.4792 Cia Minera Casapalca 18.35913 -322.4792 Cia Minera Casapalca 18.35913 0 18.35913 -210.8772 30.69473 -210.8772 Agnico-Eagle Mines 43.03034 -210.8772 Agnico-Eagle Mines 43.03034 0 43.03034 -202.284 44.40241 -202.284 Tati Nickel 45.77448 -202.284 Tati Nickel 45.77448 0 45.77448 -185.8727 482.6801 -185.8727 RAO Norilsk 919.5857 -185.8727 RAO Norilsk 919.5857 0 919.5857 -180.7538 919.785 -180.7538 Minera Corona SA 919.9844 -180.7538 Minera Corona SA 919.9844 0 919.9844 -147.9912 930.6324 -147.9912 LionOre Mining Intn. Ltd 941.2804 -147.9912 LionOre Mining Intn. Ltd 941.2804 0 941.2804 -74.11761 945.9812 -74.11761 Omnium Nord Africain 950.682 -74.11761 Omnium Nord Africain 950.682 0 950.682 -68.56827 1068.194 -68.56827 INCO 1185.706 -68.56827 INCO 1185.706 0 1185.706 -61.36083 1197.501 -61.36083 Milpo 1209.295 -61.36083 Milpo 1209.295 0 1209.295 -57.88666 1209.439 -57.88666 Coeur d'Alene Mines 1209.582 -57.88666 Coeur d'Alene Mines 1209.582 0 1209.582 -57.88666 1212.887 -57.88666 Pan American Silver Corp 1216.192 -57.88666 Pan American Silver Corp 1216.192 0 1216.192 -53.68361 1239.979 -53.68361 JSC Kaztsink 1263.765 -53.68361 JSC Kaztsink 1263.765 0 1263.765 -29.74015 1263.768 -29.74015 Nor Peru 1263.771 -29.74015 Nor Peru 1263.771 0 1263.771 -25.44113 1352.649 -25.44113 Newcrest Mining 1441.528 -25.44113 Newcrest Mining 1441.528 0 1441.528 -2.416387 1453.084 -2.416387 Industrias Penoles 1464.639 -2.416387 Industrias Penoles 1464.639 0 1464.639 -1.058527 1477.104 -1.058527 Botswana RST 1489.57 -1.058527 Botswana RST 1489.57 0 1489.57 13.22402 1525.824 13.22402 Northgate Exploration 1562.078 13.22402 Northgate Exploration 1562.078 0 1562.078 14.70965 1584.42 14.70965 Northern Orion 1606.761 14.70965 Northern Orion 1606.761 0 1606.761 14.70965 1685.063 14.70965 Wheaton River Minerals 1763.365 14.70965 Wheaton River Minerals 1763.365 0 1763.365 14.70965 1666.664 14.70965 Miramar Mining 1569.963 14.70965 Miramar Mining 2004 Copper Production and Brook Hunt C1 Cash Costs by Company US ¢/lb Falconbridge Inco Inco cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Falconbridge Source and Copyright: Brook Hunt Inco at lower half of cost curve on a relative basis, before achieving synergies from transaction

Inco is only major public company in metals industry with declining costs in absolute terms this year - despite $75 per barrel oil and Cdn$0.90

Growth prospects second to none


Koniambo
Nickel Development
Copper Development
Voisey's Bay
El Morro
Pomalaa
Goro
El Pachón
Frieda River
Kabanga
Greenfield Projects
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Pomalaa Expansion
Sorowako Limonite
Raglan Expansion
1-D Lower
Collahuasi Moly Recovery
Nickel Rim
Sudbury Expansion
Goro Expansion
Fraser Morgan
Kelly Lake
Montcalm
Onaping
Collahuasi Debottlenecking
Collahuasi Expansion
Lomas Bayas Expansion
Totten

INCO

FALCONBRIDGE

New Inco nickel production expected to climb by over 30% by 2009 from 2005 levels PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 Falco 250 250 250 250 250 815 850 880 960 737 Source Falconbridge OMG Toll

Potential to almost double low-cost copper production by 2011 New Inco (Millions of pounds of copper) '05 '11(e) East 287 360 West 1199 2240 North 86% growth 1,400 2,600 Falconbridge Falconbridge Inco

Financial strength to achieve our objectives Q1/06 Q1/06 Q1/06 East 303 668 971 Cash flow from operations, before changes in working capital ($ millions) Inco Falco New Inco

Let's now focus on synergies unique to this transaction – we will deliver and synergies will only grow



N
W
E
S
45 miles
20 miles
Hwy 69 N
SUDBURY BASIN
Craig & Fraser Mines
Fraser Morgan In Development
Strathcona Mill
Coleman/ McCreedy East Mine
Victor – Undeveloped
Ni Rim – In Development
Hwy 144
Blezard – Undeveloped
Garson Mine
FAL Smelter
Thayer-Lindsley Mine
Stobie Mine
Clarabelle Mill
Hwy 17 E
North Mine
Copper Cliff Smelter
Creighton Mine
Copper Refinery
South Mine
Nickel Refinery
Kelly Lake Mine Feasibility Stage
Hwy 69 S
Totten Mine Feasibility Stage
Inco Mines
Inco Processing Plants
Falconbridge Processing Plants
Falconbridge Mines

INCO

FALCONBRIDGE

Using 2006 consensus commodity prices of $6.30/lb for nickel and $1.40/lb for copper Using year-to-date commodity prices of $7.27/lb for nickel and $2.51/lb for copper Net present value of real synergies of over $3 billion not reflected in share price of Inco Annual synergies, pre-tax: $350 million >$390 million NPV of synergies, after tax using 7% discount rate $2.5 billion >$3 billion October, 20051 May, 20062 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Synergies to be realized by mid-2008, assuming transaction closes in H2/06 A large percentage of the synergies are unique to the combination of our two companies

Inco's Coleman/ McCreedy East Mine - higher copper and PGM content feeder causes variability in Inco's mill Falconbridge's Mill Inco's Mill Falconbridge's Thayer-Lindsley Mine nickel content consistent with other mines in area Freight $3.30 per tonne 400 k tonnes/year ore 1,800 k tonnes/year ore Sudbury Basin Feed flow optimization means mixing and matching Falconbridge processing facilities with Inco feeds - and vice versa Before After After Joint Ventures are nice in theory, but realizing synergies in Sudbury will require major changes in materials flows... Results Save on freight cost Reduce feed variability Improve mill recoveries (example above over $7 million per year)

Feed flow optimization Reconfigure Clarabelle mill processing circuit to produce copper concentrate to feed Falconbridge's Kidd Creek or Horne smelters Benefits to new Inco: Increases nickel smelting capacity and nickel production while avoiding capital expenditures that would otherwise be required Reduces working capital Reduces freight charges ....and long-term commitments and investment, which is only possible through the combination of our two companies

Maximizing throughput - matching assets to processes and feeds km 5 0 Inco's Coleman/ McCreedy East Mine Economics of Falconbridge's Fraser Morgan Mine significantly improved due to proximity to and ability to share infrastructure with Inco's Coleman/McCreedy East Mine Coleman/McCreedy East could avoid $15 million of capital by using Falconbridge's ventilation system Sudbury Basin Falconbridge's Fraser Morgan Mine Inco's Coleman/ McCreedy East Mine Falconbridge's Fraser Morgan Mine Inco road Falconbridge road Falconbridge's Strathcona Mill Seven months of working closely on how to maximize synergies give us even more confidence in what we will achieve together

We're bringing together our processing facilities and mines to maximize synergies Falconbridge Strathcona Mill Inco Coleman Mine Falconbridge Fraser Mine Inco Road Falconbridge Road A Joint Venture might be able to realize a small fraction of the synergies over much longer time period

We need and we have the backing of our people Steel Workers support our deal Tremendous support from all levels of governments in Canada

? ? ? Our synergy numbers have considerable upside - do not include assets beyond Sudbury Basin ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Raglan Voisey's Bay Falcondo ferronickel expertise ? Bahodopi Koniambo Goro Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position At forefront of technological capability in our industry

Continuing to advance work with US Department of Justice and European Commission in connection with their reviews of transaction Once we obtain remaining regulatory clearances, we can proceed to complete our offer for Falconbridge

Amended support agreement provides for a US$450 million break fee to Inco if acquisition is not completed for the reasons set forth in the original agreement

The acquisition will transform Inco Leading nickel company Large, low-cost copper company Very competitive cash costs

Primary East 0.83 We'll be diversified in what we market and sell Nickel Copper Aluminum Zinc Precious Metals Cobalt & Other East 0.46 0.38 0.08 0.04 0.02 0.02 Aluminum Nickel Copper Cobalt 2% Zinc Precious Metals & Other 2% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma Primary Nickel 0.25 Copper 0.54 Aluminum 0.13 Zinc 0.06 Cobalt 0.02 Falconbridge Copper Aluminum Nickel Zinc 2005 revenue Cobalt 2%

We'll be a resource rich company 1st Qtr Falco 2.7 BHP Billiton 4.4 Norilsk 6 Inco 7.8 Inco Pro Forma 10.5 Estimated contained nickel in mineral reserves (millions of tonnes) Inco4 (standalone) Falconbridge1 (standalone) Proven and probable copper estimated mineral reserves at December 31, 2005 Inco 220 @ 1.22% Cu Falconbridge5 2,513 @ 0.91% Cu (5) from Falconbridge's 2005 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects BHP Billiton2 Norrilsk3 Inco (proforma) 1 Source: Falconbridge 2005 Annual Report 2 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 3 Source: Norilsk 2004 Annual Report 4 Source: Inco 2005 Annual Report

New Inco will be much larger and have financing capacity to grow Weighted average cost of capital expected to decline over time due to size, financial strength and product and geographic diversity Falconbridge Q1/06 Inco Q1/06 Combined New Inco (US millions) (US millions) (US$ millions) EBITDA1 $871 $408 $1,279 Net Income $462 $202 $664 Q1/06 (1) Earnings before interest, taxes, depreciation and amortization

1st Qtr 2nd Qtr BHP 60000 Rio 54000 Anglo 53000 CVRD 51000 Alcoa 38900 PF Inco 38200 Xstrata 36000 Norilsk 31000 Alcan 27600 Amplats 24400 Falconbridge 21500 Phelps Dodge 19000 Inco 16700 Freeport 14800 Impala 13600 Grupo Mexico 13200 Teck Cominco 12800 Antofagasta 7196 Proforma enterprise value (1) "Enterprise value" means the market capitalization as of May 12, 2006 plus most recently publicly reported net debt Sum of standalone enterprise values based on May 12, 2006 closing prices and net debt (debt less cash) as of March 31, 2006. Indicative values only, as at May 12, 2006. Future values could change. World-class, metals and mining company (2) US$Bn 158.2 84.5 73.9 62.9 160.0

New Inco will be among top metals and mining companies on North American stock markets - multiple expansion should be in our future Combined Q1/06 New Inco EBITDA of almost $1.3 billion

Strong, experienced management team and growth profile to attract the best people

Inco's Board has and it will continue to evaluate all of its strategic alternatives that would serve our shareholders' best interests - both short-term and long-term

Best strategic alternative for Inco and its shareholders is to acquire Falconbridge Remain committed to working aggressively to complete the transaction

Inco/Falconbridge transaction structured to provide immediate and ongoing benefits for shareholders Strong operations Unique and significant synergies Best project pipeline Resource rich Terrific exploration portfolio Financially strong

Inco and Falconbridge together will deliver shareholder value that far exceeds ability of any other player to realize

Supplemental

Current Falconbridge Net Earnings Sensitivity Impact on 2006 Change in Annualized Net Earnings* Realized Price Net Earnings EPS US$/lb. US$ millions US$ Copper $0.05 $37 $0.10 Nickel 0.50 63 0.17 Zinc 0.05 38 0.10 Aluminum 0.05 19 0.05 Lead 0.05 6 0.02 Q1 Realized Prices Current Prices May 10 $2.29 6.84 1.07 1.13 0.63 $3.73 9.34 1.67 1.39 0.58 Prices Sensitivities *holding other factors constant